Exhibit 21

EXHIBIT 21: SUBSIDIARIES OF REGISTRANT

Subsidiary of Registrant	State of Incorporation	D/B/A's

Southington Savings Bank	Connecticut	None

Subsidiaries of Southington
Savings Bank	State of Incorporation	D/B/A's

BCI Financial Corporation	Connecticut	None

SSB Mortgage Corporation	Connecticut	None

SSB Insurance Services, Inc.	Connecticut	None